Convesio

Infrastructure Software Technology Product B2B

We make enterprise level WordPress website hosting available to everyone.

CONVESIO.COM WALNUT CREEK


convesio
THE GAME CHANGER FOR WORDPRESS.
POWERED BY DOCKER CONTAINERS



Our founder has spent the last 15 years working in agencies and scaling high volume website platforms and hosting. Frustrated by the lack of innovation in the WordPress hosting space, he set out to build a solution that would re-invent WordPress hosting using the latest technologies for a price attractive to WordPress agencies and enterprises.

Thomas Fanelli Founder/CEO @ Convesio

Why you may want to support us...

1. WordPress runs 33.2% of the entire internet - approx 75M websites.
2. Managed hosting is expected to grow to $75.6B in 2020.
3. New technology, different from other managed hosting providers, at affordable prices.
4. Already built, in beta and has very happy users providing great feedback. Ready to go to market!
5. Hosting 500+ websites, with more than 90 million requests per month, and increasing each day.
6. Deployed 5 clusters: 3 in N. America and 2 in the UK.
7. Enable design agencies to harness the power of cloud providers, like Amazon, without the headache, resources, or heavy price tag.

Why investors ❤ us

WE'VE RAISED $1,142,295 SINCE OUR FOUNDING



WordPress sucks the life out of me, and I know I'm not the only one. If you can make it easier, I'm all for it!

Eurydice Stanley

Retired Army Officer, Mommy, Author.



I believe this is much needed

David Howard

Husband and father of 4 plus 3 grands. Business Owner and Operator of a small HVAC company in North Florida

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Thomas Fanelli

Founder/CEO

Multiple Tech Startups, 1 Successful Exit & IPO and Extensive Hosting & WordPress Background. Executive Positions at Leading Technology Providers: SVP, RealPage (RP), VP Product, Deluxe (DLX).



Dyutiman Chakraborty

Co-Founder, Chief Architect

14 Years Experience in Node.JS, Docker Containers, Orchestration, and Server Automation.



Elizabeth Bochner

Co-Founder, COO

Multiple Startups, Extensive Web Experience including Manager of Custom Websites at RealPage (RP) and Director, Product Management Strategy & Ops, at Deluxe (DLX).



David DeFino

Engagement Manager

Over 15 years of WordPress support, content marketing, and social media experience.



Connor Cahill

Software Engineer

Full stack developer with extensive WordPress, hosting, and agency background.



Lori Taylor

Sales Operations

Optimizing sales operations, lead generation, and CRM management.



Scott Roberts

Infrastructure Support Manager

15+ Years of server administration, support, and management so scalable WordPress systems.



Joe Cress
Platform Sales Engineer

In the news

Convesio is the future of WordPress hosting you've always wanted

Imagine this: You've been working hard to build up your agency, and have steadily accrued a decent portfolio of clients. But naturally, as your business grows, so does the pressure. Then one Sunday night, your

April 16, 2019 @ wplift.com

Is Convesio the Next-Generation of Managed WordPress Hosting?

Disclosure: WP Mayor is a professional review site that sometimes receives compensation from companies to promote their products. Each product is tested and our honest opinions are shared publicly. We are

March 8, 2019 @ wpmayor.com

How Well Does Convesio Work for Hosting your MainWP Child Sites - MainWP WordPress Management

Convesio is one of the newer options for hosting your MainWP Child sites. After you have created your account from an invitation link via email, you should be able to sign into the account. Click on the New Site

March 4, 2019 @ mainwp.com

Downloads

- Convesio-Dashboard.pdf
- Convesio-Backups.pdf
- Convesio-Cache-Settings.pdf
- Convesio-Manage-Sites.pdf
- Convesio-SSL-Manager.pdf
- Convesio-Create-WordPress-Instance.pdf
- Convesio Investor Pitch Deck- WeFunder.pdf

Our Story

What keeps you up at night? For a lot of website agency owners, it's that ever-present anxiety that comes with managing client sites, and having to drop everything at a moment's notice when a client calls, often at the worst possible times. It's knowing that your client sites are vulnerable, and it's that nagging worry in the back of your mind that your backups might not be working.

As the founder of Convesio, I know this anxiety all too well. For the last two decades, I have been helping businesses establish and thrive online. Over the years, I have switched web hosts dozens of times, in hope that I would find a host that was as obsessive about uptime, performance, and security as I was. As technology progressed, it seemed like web hosting providers were frozen in time, with little motivation to truly innovate.


The Evolution
Traditional WordPress Hosting Solutions
Shared Hosting
Not Scalable
Bad Neighbors
Slow to Evolve
Single Point of Failure
Dedicated Hosting
Fixed Resources
Slow to Scale
Requires Server Admins
Single Point of Failure
Only Scale Up
VPS & Cloud Hosting
Flexible Resources
Faster to Scale
Not Specific to WordPress
Single Point of Failure
Only Scale Up
convesio
Platform-as-a-Service
Fast Scaling/Scale Out
Unlimited Capacity
Isolated & Dedicated Resources
No Single Point of Failure
Designed for WordPress
No Server Admins Needed
No Plugins Needed

Tired and frustrated, I decided to build it myself.

I was committed to rethinking how a WordPress tech stack would operate. Every component needed to utilize the latest tech and be optimized to get every drop of performance out of WordPress. This would need to be custom built, no cPanel or out of the box server configuration or management tools. It needed to be simple to use, affordable, secure, and scalable, with the ability to handle millions of visitors per site. After thousands of hours, endless cups of coffee, and a too many sleepless nights, Convesio was born.


Platform Architecture
Through a combination of open source software and proprietary code we have solved the challenge of running WordPress in a high availability scalable environment.
Proprietary components include:
✓ Node.JS Load Balancer & Firewall
✓ Custom Caching Layer
✓ File System Mounts
✓ Micro Caching for GlusterFS
docker
PERCONA
GLUSTER
Internet
Load Balancers / IP
Firewall
Caching
NODEJS LB/ CACHING
WordPress App PHP FPM
WordPress App PHP FPM
DB CLUSTER
DB Load Balancer
DB
DB
DB
FILE SYSTEM
File System Mount
GIT
GlusterFS

Convesio is next generation of managed WordPress hosting; the first self-healing, autoscaling, platform-as-a-service for creating and managing WordPress sites.

Our Product

Over four years (man hours) of R&D and product testing has resulted in solving the core challenges associated with affordably scaling WordPress, including a multi-tenant web and database architecture, containerization, caching, security, and high availability.



convesio
www.mandmmultimedia.com
282
352
WordPress Containers

Competition

- **WPEngine**
  One of the first and largest WordPress only hosting companies. Legacy technology, bad user interface, and slow to evolve.
- **Flywheel**
  Uses traditional VPS providers such as Linode, puts a user friendly interface with custom configurations of VPS for WordPress.
- **Kinsta**
  Similar to Flywheel, they provision a Google Cloud VPS and expose more advanced features. More technical audience.
- **Pantheon**
  Multi-container architecture costs hundreds of dollars per site per month.



Advanced Technology
convesio
PANTHEON
Kinsta
FLYWHEEL
WPengine
High Cost
Low Cost
Legacy Technology

Investor Q&A

– COLLAPSE ALL

What does your company do?

Convesio provides WordPress website agencies with a platform for hosting scalable WordPress websites without the complexity of traditional cloud providers. Convesio sites outperform traditional hosting providers, reducing client complaints. We simplify hosting, providing a high availability, secure and scalable platform for client sites and streamlined workflows for agencies. This enables agencies to differentiate hosting and use it as a true selling point while maximizing hosting profits.

Where will your company be in 5 years?

The hosting market is primed for disruption as businesses realize they cannot reliably host their website on discount legacy providers. Convesio's approach and technology makes it a clear choice over legacy competitors. Our aim over the next 5 years is to have a global server presence and host tens of thousands of websites.

Why did you choose this idea?

Our founder has spent the last 15 years working in agencies and scaling high volume website platforms and hosting. Frustrated by the lack of innovation in the WordPress hosting space, he set out to build a solution that would re-invent WordPress hosting using the latest technologies for a price attractive to WordPress agencies and enterprises.

How are you different than other managed WordPress providers?

Convesio is a next generation platform for hosting WordPress sites. Unlike traditional WordPress hosting solutions, Convesio addresses limitations in shared and VPS hosting by providing a multi-tenant, redundant environment powered by Docker Containers. Each site running on the platform is backed by a redundant file system, database cluster, scalable PHP Runtime, and self healing architecture.

How are you different than shared hosting providers?

Shared hosting typically uses many off the shelf products to offer a very generic hosting solution designed for a wide array of websites (WordPress, Drupal, Joomla, Shopping Carts, Custom Apps and more). Convesio is 100% focused on hosting WordPress. Our entire stack was designed specifically for WordPress. We do not support any other content management systems or custom code outside of the WordPress framework of Themes and Plugins.

Have you tested the capacity of your platform?

A single container site with Caching enabled has been tested with 2000 concurrent users over a 2 hour period with 8.8M requests being served and a sustained Requests Per Second over 1400 with an error rate of 0.065%. Important Note: This was an un-throttled test that was designed to push the limits of a single container site and not to be considered the capacity of our $10/month/site price. Our North American cluster is handling over 70MM requests per month as of March 2019.

Who do you use for servers and your datacenter?

Convesio is Datacenter agnostic and our tech stack can be deployed on bare metal servers and cloud providers such as Amazon. We currently use OVH and Amazon Web Services.

Other hosting providers say they use containers. How are you different?

Other popular providers do take advantage of containers, but in a very different way than Convesio. Effectively they are using containers as the next generation VPS. All the components of your site run inside a single scalable container. This creates an environment similar to a traditional VPS with all the normal Single Points of Failure associated with WordPress. We have a container based architecture that is scalable at several different layers. For instance, your WordPress runtime, which is just your PHP Instance, can scale separately from your DB Instance and our Load Balancers. When your site comes under heavy load, these other container based systems can scale up your resources increasing RAM, CPU, etc to handle the load. Convesio's architecture uses a scale out process to replicate your site running in multiple containers, all attached to a multi-node Percona XtraDB Cluster. The advantage of our system is we have the ability to run your site on multiple servers simultaneously, which greatly increases redundancy and scaling capacity.

Financials

Convesio has financial statements ending December 31 2019. Our cash in hand is $470,745.58, as of May 2020. Over the three months prior, revenues averaged $4,440.33/month, cost of goods sold has averaged $36,757.35/month, and operational expenses have averaged $68,606.56/month.

At a Glance

January 1 to December 31



$13,086
Revenue



-$465,438
Net Loss


IOU!

$0
Short Term Debt



$1,140,539
Raised in 2019



$470,746
Cash on Hand
As of 05/20/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Convesio provides WordPress website agencies with a platform for hosting scalable WordPress websites without the complexity of traditional cloud providers. Convesio sites outperform traditional hosting providers, reducing client complaints. We simplify hosting, providing a high availability, secure and scalable platform for client sites and streamlined workflows for agencies. This enables agencies to differentiate hosting and use it as a true selling point while maximizing hosting profits.

The hosting market is primed for disruption as businesses realize they cannot reliably host their website on discount legacy providers. Convesio's approach and technology makes it a clear choice over legacy competitors. Our aim over the next 5 years is to have a global server presence and host tens of thousands of websites.

Milestones

Convesio, Inc. was incorporated in the State of Delaware in February 2018.

Since then, we have:

- Developed an innovative container based platform that allows faster scalability and performance than other leading products on the market.
- Hosting 100+ websites, with more than 300 million requests per month, and increasing each day.
- Deployed 15 clusters: N. America, UK, and Australia
- Increased marketing, sales, and operations team with new hires.

Historical Results of Operations

Our company was organized in February 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $13,086.01 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was -1457.42% in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $883,240.55, including $405,827.82 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $465,437.53 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Convesio, Inc. cash in hand is $470,745.58, as of May 2020. Over the last three months, revenues have averaged $4,440.33/month, cost of goods sold has averaged $36,757.35/month, and total operational expenses have averaged $68,606.56/month. Our intent is to be profitable in ~24 months.

We have increased spending on sales and marketing in order to grow top line revenue. The full impact of the Covid-19 pandemic is as of yet unknown, but we are seeing a slow down in sales against our forecast of approximately 30-45 days so far.

Over the next 3-6 months we will continue our sales and marketing strategy while conserving capital by optimizing our infrastructure footprint. We have seen 4 consecutive months of revenue growth in 2020 and expect that trend to continue. Through the first 3 months of 2020 we had an approximate MoM revenue growth rate of ~20%, In April we exceeded 40% and forecast 30% over the next few months.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -3,557%

Gross Margin: -1,457%

Return on Assets: -53%

Earnings per Share: -$0.07

Revenue per Employee: $2,181

Cash to Assets: 46%

Revenue to Receivables: 3%

Debt Ratio: 0%

Convesio Inc. 2019 Financials.pdf

Convesio Inc. 12-31-18 FS.PDF

Risks

1. Convesio's current business model is not proven or a source of significant revenue. Current revenues do not cover current expenditure of the company. As a result, the Convesio's business model is due to change and adapt according to market conditions, product market fit and finding a successful sales and revenue model.

2. A significant amount of the team's time is spent working remotely. Convesio uses the latest communication methods, such as Slack and Zoho message apps, to make sure the team is working towards a common goal and product development, however, as the team expands it is unproven that this method is optimal to product development. As a result, it may be necessary for the team to find a more stable base.

3. Convesio's current software applications are new and therefore do not have a stable or significant customer base. It is necessary that Convesio grows the number of customers of rapidly, although, there is no guarantee Convesio will do so.

4. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

5. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.potentially result in departures in Convesio if team members did not want to relocate.

6. Convesio's limited operating history may make it difficult to evaluate Convesio's current business and Convesio's future prospects. Convesio has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of Convesio's limited resources, market acceptance of Convesio's existing and future products and services, competition from established companies with greater financial and technical resources, acquiring and retaining users and developing enhancements to Convesio's products and services. Convesio cannot assure you that the company will be successful in addressing these and other challenges Convesio may face in the future.

7. Convesio is reliant on single full-time Officer, which it must retain to ensure continued growth and productivity. The loss of the CEO may have an adverse effect on the business.

8. Many of Convesio's current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than Convesio does. These factors may allow Convesio's competitors to respond more quickly than Convesio can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build a larger user base or to monetize that user base more effectively than us. Convesio's competitors may develop products or services that are similar to Convesio's products and services or that achieve greater market acceptance than Convesio's services. This could attract users away from Convesio's products and reduce Convesio's market share.

9 Investors will not see a return on Convesio until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

10 If adequate funds are not available or not available on acceptable terms, Convesio may not be able to fund its expansion, promote its product as Convesio desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability would have a material adverse effect on Convesio's business, results of operations, financial condition and prospects.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Thomas Fanelli	Executive @ Aptly	2018

Officers

OFFICER	TITLE	JOINED
Thomas Fanelli	Secretary President Vice President Treasurer CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Thomas Fanelli	5,000,000 Common Stock	76.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
12/2019	$935,704	SAFE
07/2019	$93,000	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$200,000	85% of our capital will be used to fund ongoing support and customer success initiatives, as we scale our customer base. We'll be onboarding new customers who are in our sales pipeline, waiting for access to the platform, as well as additional new customers we acquire during this period. 7.5% will be used for business operations. This includes legal fees and operating costs. 7.5% for the Wefunder Intermediary Fee.
$1,000,000	30% of our capital will be used to fund ongoing support and customer success initiatives, as we scale our customer base. We'll be onboarding new customers who are in our sales pipeline, waiting for access to the platform, as well as additional new customers we acquire during this period. 30% will be used to expand marketing, demand generation efforts and participate in WordCamps across the United States. 25% will be used to expand our engineering department and server infrastructure provided by Amazon Web Services and Google Cloud. 7.5% will be used for business operations. This includes legal fees and operating costs. 7.5% for the Wefunder Intermediary Fee.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	6,575,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.